Mail Stop 4561

December 17, 2008

VIA USMAIL and FAX (781) 687-8289

Mr. Andrew J. Hajducky III
Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, Massachusetts 01730-1420

>   **Re:**   **Interactive Data Corporation**
>   **File No. 001-31555**
>   **Form 10-K for the year ended December 31, 2007**
>   **Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and**
>   **September 30, 2008**
>   **Proxy Statement filed April 17, 2008**

Dear Mr. Andrew Hajducky III:

    We have reviewed your response letter dated November 17, 2008 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2007 versus 2006, page 26 and 27

1.   We read your response to comment one. Please tell us how your presentation of the impact of foreign exchange complies with Item 10(e) of Regulation S-K. Refer also to Question 17 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Also confirm in future filings you will include a description of how the amounts related to foreign exchange fluctuations are calculated and indicate that they are not derived from your financial statements as presented.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant